

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

VIA CERTIFIED U.S. MAIL

September 9, 2010

John Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
15452 Cabrito Road, Suite 204
Van Nuys, CA 91406

      Re: **Stereo Vision Entertainment, Inc.**
              Form 10-K and Form 10-K/A for Fiscal Year Ended June 30, 2009
              Filed October 13, 2009 and May 17, 2010
              File No. 0-28533

Dear Mr. Honour:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   William H. Thompson
                   Accounting Branch Chief